November 21, 2017

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. William H. Thompson

Re:	Premier Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed on March 31, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed on August 14, 2017
File No. 0-53824

Dear Mr. Thompson:

On behalf of Premier Holding Corporation (the “Company”) and in response to the comments set forth in your letter dated October 24, 2017, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-K/A for the Fiscal Year Ended December 31, 2016 and Form 10-Q/A for the Quarterly Period Ended June 30, 2017, filed with the Securities and Exchange Commission on November 20, 2017. These amended filings contain revisions based on comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated October 24, 2017.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

Comment 1.	We note your increase in selling, general and administrative expenses is primarily due to an increase in consulting expense from share-based payments to outside consultants. Please tell us and revise your disclosure to fully describe the reasons underlying the cause of the increase including the nature of the consulting services received. This comment also applies to your Form 10-Q for the period ended June 30, 2017.

Response 1.	The Company’s response to your comment is addressed by way of Amendment No. 1 to its 10-K for the year ended December 31, 2016, Amendment No. 1 to its 10-Q for the period ended June 30, 2017 and via the following explanations:

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

Year Ended December 31, 2016

The increase in selling, general and administrative expenses for the year ended December 31, 2016, compared to the year ended December 31, 2015 is due primarily to an increase in consulting expense from share-based payments to outside consultants. These consulting services included advisory services related to strategic planning, business development, equity and debt financings, and investor and public relations.

Three Months Ended June 30, 2017

The decrease in selling, general and administrative expenses for the three months ended June 30, 2017, compared to the three months ended June 30, 2016 is due primarily to a decrease in stock-based compensation paid to consultants for advisory services and a decrease in commissions paid at the Company’s TPC subsidiary. The advisory services included services related to strategic planning, equity and debt financings, restructuring for a potential listing onto a major exchange and assisting the Company in obtaining qualified persons to serve as senior management and directors.

Six Months Ended June 30, 2017

The increase in selling, general and administrative expenses for the six months ended June 30, 2017, compared to the six months ended June 30, 2016 is due primarily to an increase in stock based compensation paid to consultants for services during the first quarter of 2017. These services included advisory services related to strategic planning, equity and debt financings, restructuring for a potential listing onto a major exchange and assisting the Company in obtaining qualified persons to serve as senior management and directors.

Critical Accounting Policies and Estimates

Goodwill, page 23

Comment 2.	We note you did not record an impairment loss on goodwill for the fiscal years ended December 31, 2016 or 2015 or the interim period ended June 30, 2017. Given your declining revenues, recurring losses, negative cash flows, limitations on accessing capital, substantial doubt about your ability to continue as going concern and your significant accumulated deficit, please explain whether an assessment or testing of impairment was done. Please explain how the identified impairment indicators were considered and your results supporting your determination that you do not have goodwill impairment. Reference is made to ASC 350-20-35.

Response 2.	The goodwill impairment analysis relates to the Company’s majority-owned subsidiary, The Power Company USA, LLC (“TPC”) and the analysis below was a significant part of supporting the Company’s determination that it did not have a goodwill impairment during those periods.

Background

TPC revenues were $1,414,553 for the six months ended June 30, 2017. Revenues were down from the same period in 2016 due primarily to the following:

1.	As of December 2016, TPC had a supplier that could no longer afford to facilitate the Company’s ramped-up growth so TPC had to stop selling for those campaigns. That was not expected to happen to TPC with its own supplier.

2.	Sales declined due to the impact of unusually adverse 2017 weather on residential door-to-door sales (cold torrential downpours and daily rain for weeks). However, this was considered temporary and not a long-term factor in evaluating performance.

3.	Most significantly, TPC had been investing resources in its transition to selling for its own supplier to allow its revenues to meet or exceed its projections for 2017.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

During the periods covered by each of the reports, the transition to selling for its own supplier, American Illuminating Company (“AIC”), has been taking place for the past 2 quarters. TPC was allocating sales resources to its call centers which will initially be the primary source for residential sales for AIC. The cost of client acquisition through call centers is approximately half of the cost of door-to-door acquisition, not including the cost of apparel, computer tablets, vans and other materials.

With the expectation that AIC would commence service as of July 2017, the transition would allow TPC's call centers to be able to sell day one. As evidenced by the increase in sales in March and the 100% increase of sales in April, TPC's call centers were ready to sell for AIC, or any other supplier of which there is shared ownership.

Also, TPC dedicated resources to getting its online sales portal, ESP, ready to sell residential online which cost is 60% less than door-to-door. That too was expected to be released on day one of supplier launch and projected to sell at least another $750,000-1,000,000 in revenue per quarter within year one to TPC and its supplier.

To illustrate the dramatic effect of the supplier (AIC) and TPC, the 12 month revenues for quarter one sales would be over $5,000,000 since TPC and AIC will be paid on usage (7,122 accounts (x) $.075 (x) 10,000kwh).

As of June 2017, TPC is transitioning its call centers to sell for Rescom Energy, LLC* (“Rescom”). Rescom and TPC have an agreement that TPC will own and receive fifty percent of all proceeds from any sale of the book of customers. Now, in additional to direct revenue, TPC will also be creating assets on every sale. The value for the sale of residential customers is $300 to $500. TPC has increased its call center sales for other suppliers to over 1,000/month within the last two months. That is with suppliers who have mature businesses in a very limited geographic footprint such as one state or even one utility. This has limited TPC to customers who are not already with that supplier and in a very limited amount of zip codes. Conversely, Rescom is licensed in eleven utilities and TPC is the only broker selling in those states.

The projected sales for each month remaining in 2017 was 12,000 customers as follows:

•	June - 500
•	July - 1,000
•	August - 1,500
•	September - 2,000
•	October - 2,000
•	November - 2,500
•	December - 2,500

Thus, the value of these contracts as of December 31, 2016 approximated $2.4M (12,000 customers (x) $400/2 = $2,400,000)

*Rescom Energy, LLC is a Retail Energy Provider (REP) based in Chicago, Illinois with licenses to operate in the states of Delaware, Illinois, Maryland, New Jersey, Ohio, and Pennsylvania. Rescom is authorized and tested with the following utilities: PSEG, ACE, JCPL, PECO, Duquesne, PPL, Delmarva, Duke, Comed, Pepco and BGE. Rescom has market-based rate authorization from FERC and is a member in good standing with PJM. Since its formation, Rescom has enrolled over 300,000 customers. Over the past 3 years, Rescom has sold books of customer accounts to NRG, Public Power, Viridian and Energy Plus Holdings. Rescom currently has active variable-rate customers in Delaware, Illinois, New Jersey, Maryland and Pennsylvania.

Valuation of Goodwill

Goodwill was valued at $4,500,000 at the time of the acquisition of TPC. This was based on the value of the consideration that was issued to the shareholders of TPC at the time of the transaction. The revenue generated and projected by TPC is based on commercial and residential electricity usage, and supported by annual (and in many cases longer) contracts with users, which the TPC earns commissions from power suppliers when executed.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

An increase in value was considered imminent with the acquisition of a Retail Energy Supplier – AIC as outlined above.

Also, the value of the information that is garnered by the salesperson at TPC is of great value to multiple companies spanning varied industries. TPC has been approached by property and casualty insurance companies, mortgage banks/brokers and security and alarm companies regarding the Company’s client information. Many have asked if they could purchase said information. The approximate value is wide ranging from $2-30 per account. With client information of 150,000+ energy users, the intrinsic value is believed by the Company to be $1 million or more.

Accounting Policy

The Company periodically reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. Goodwill and certain intangible assets are assessed annually, or when certain triggering events occur, for impairment using fair value measurement techniques. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale or disposition of a significant portion of the business, or other factors. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses level 3 inputs and a discounted cash flow methodology to estimate the fair value of a reporting unit. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates, and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units.

Step 1 Analysis:

The Company performed discounted cash flow analysis projected over 5 years (2017-2021) to estimate the fair value of the reporting unit (see separate excel file), using management’s best judgement as to revenue growth rates, expense projections, the new revenue to be contributed from the newly acquired supplier, AIC, and the value of contracts acquired for Rescom Energy, LLC. This analysis indicated cash flows (and discounted cash flows) in excess of the $4 million book value of goodwill.

As such, the goodwill of the reporting unit is not considered impaired as of December 31, 2016 or June 30, 2017.

Step 2 Analysis (not applicable):

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

Conclusion

Based on management’s projected discounted cash flows analysis (see step 1 analysis above) management believed that no impairment of the Goodwill as required as of December 31, 2016 or June 30, 2017.

Comment 3.	In future filings, if any of your reporting units are at risk of failing step-one of your impairment test, please revise to disclose this fact as well as the percentage by which the fair value exceeded carrying value as of the date of the most recent test; the amount of goodwill allocated to the reporting unit; a discussion of the degree of uncertainty associated with the key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response 3.	The Company has evaluated the goodwill associated with TPC as of its 10-Q for the period ended September 30, 2017 that was filed with the Securities and Exchange Commission on November 20, 2017. Based on a combination of two assessment factors that the Company evaluated up to the date of the filing of this most recent 10-Q, the Company determined that there were indicators of impairment in goodwill for TPC during the three months ended September 30, 2017 and impaired the goodwill by $2,085,000. In that regard, those two factors were as follows:

Letter of Intent with Ridgefield Partners, LLC

On June 12, 2017, the Company announced the signing of a non-binding letter of intent with Ridgefield Partners, LLC (“Ridgefield”), to participate in a newly created energy roll-up. At the time, the Company intended to contribute its subsidiary, TPC, and certain other assets, in exchange for an interest in a combined company that was to enter into three separate letters of intent through Ridgefield with three other entities. The Company expected to receive approximately 20% ownership (with an expected value of $27 million) of the combined company, a portion of which was intended to be distributed to the Company’s existing shareholders upon consummation of the transaction, with the remaining shares to be distributed over the course of the year following completion of the transaction. As of the date of the filing of the Company’s most recent 10-Q for the period ended September 30, 2017, this transaction was still pending and subject to changing, so the Company was not able to rely on any expected value of the transaction to support the overall valuation of TPC and the value of its underlying goodwill.

Independent Valuation

Prior to the filing of the 10-Q for the period ended September 30, 2017, the Company engaged an independent valuation firm to assess the value of TPC and the corresponding goodwill on the Company’s balance sheet in order to obtain an independent analysis of TPC as part of the potential transaction with Ridgefield and to assess how the decline in the performance of TPC should impact the valuation of TPC and the value of its underlying goodwill. As part of that analysis, the Company used a blend of the discounted cash flow method and the guideline company transactions method for the impairment testing as of September 30, 2017. The Company performed discounted cash flow analysis projected over 5 years to estimate the fair value of the reporting unit, using management’s best judgement as to revenue growth rates and expense projections. This analysis indicated cash flows (and discounted cash flows) less than the $4 million book value of goodwill. This analysis factored the recent reduction in residential revenue at TPC, which was due primarily to the sales agent attrition of approximately 25% of the door-to-door sales force. The average number of agents in the field fell from 80 in September of 2016 to 60 in September 2017. The drop in the number of agents was due primarily to an outside sales organization who recruited these agents. Since then, TPC has settled a suit that TPC initiated against this firm in which, along with a monetary penalty, the firm agreed to not solicit TPC agents in the future. TPC is actively recruiting to replace this sales force. Also, sales were impacted due to the transitioning of resources to call center and online residential sales in preparation for transitioning to the Company selling through its own alternative supplier (as outlined above in our response to your Comment #2) which still had not materialized as of the period ended September 30, 2017. The Company determined these were indicators of impairment in goodwill for TPC.

Your comment is also duly noted for future filings and will be addressed, as applicable. The Company will reevaluate again at year end.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

Note 9 – Discontinued Operation, page F-19

Comment 4.	We note as result of your default on the purchase agreement with LP&L you deconsolidated the entity, recorded a gain on its disposal and presented the results along with the gain as discontinued operations in your financial statements. Please explain the accounting guidance you relied on for your discontinued operations presentation and gain recognition. The guidance in ASC 845-10-30-10 indicates the rescission of a prior merger would be accounted for at the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed. Please explain what consideration you gave to accounting for this transaction as a rescission of the merger.

Response 4.	The Company’s response is broken down as follows:

Background

During the 4th quarter of 2014, the Company acquired 85% of the member interest (class A membership units) of Lexington Power and Light, LLC (“LP&L”), a power supplier company located in New York, and an option to acquire the remaining fifteen percent of the issued and outstanding membership interest of LP&L. Under the agreement, the purchase price included 7,500,000 shares of common stock and $500,000 in promissory notes, plus earn out payments based upon EBITDA milestones during the 12 months following the closing date. During the first quarter, the Company defaulted on the payment of the promissory notes, which the payment requires installment payments every 90 days, but no payment made in 2015. Therefore, on April 7, 2015, the Company received a notice of termination, which stated that the Company’s 85 class A membership interests are hereby converted in all respect into Class B membership interests (Class B units have no voting rights) and LP&L will be will be issued an additional 5,440 Class A membership interests of LP&L to itself to properly reflect its ownership interest following the payments actually made by the Company pursuant to the promissory notes. As a result, the Company would retain 1.56% of the issued and outstanding equity interests of LP&L.

Result

According to ASC 801-10-55-4A, the Company would have LP&L deconsolidated from the financial statement of the Company. Support is as follows:

1.	A parent sells all or part of its ownership interest in its subsidiary and, as a result, the parent no longer has a controlling financial interest in the subsidiary;
2.	The expiration of a contractual agreement that gives control of the subsidiary to the parent;
3.	The subsidiary issues shares, which reduces the parent's ownership interest in the subsidiary so that the parent no longer has a controlling financial interest in the subsidiary; or
4.	The subsidiary becomes subject to the control of a government, court, administrator, or regulator.

In this case, the subsidiary issued additional membership interest which affected the percentage of controlling interest of the Company by reducing from 85% to 1.56%. Therefore, the deconsolidation appeared during the quarter.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

Accounting

Under ASC 810-10-40-5, if a parent deconsolidates a subsidiary or derecognizes a group of assets through a nonreciprocal transfer to owners, such as a spinoff, the accounting guidance in subtopic 845-10 applies, otherwise, a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

1.	The fair value of any consideration received;
2.	The fair value of any retained non-controlling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized;
3.	The carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated; or
4.	The carrying amount of the former subsidiary's assets and liabilities or the carrying amount of the group of assets.

In this case, the Company recognizes a gain or loss in net income attributable to the parent which, under 205-20-45-1 stated the results of operations of a component of an entity that entity has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

1.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction; and
2.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Result

The Company met both of the conditions above, which resulted in recognizing a gain on discontinued operations presented in the income statement as of December 31, 2015.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Comment 5.	We note revenues decreased during the fiscal year ended December 31, 2016 due to transitioning resources for TPC to outbound telemarketing and a shift in emphasis at E3 from direct sales exclusively to focus on lead generation. Please tell us and revise to disclose the underlying cause for the reduction in residential and call center revenue and product revenue for the six months ended June 30, 2017. Please expand to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income or cash flows.

Response 5.	The reduction in residential revenue was due primarily to the sales agent attrition of approximately 25% of the door-to-door sales force. The average number of agents in the field fell from 80 in September of 2016 to 60 in September 2017. The drop in the number of agents was due primarily to an outside sales organization who recruited these agents. Since then, TPC has settled a suit that TPC initiated against this firm in which, along with a monetary penalty, the firm agreed to not solicit TPC agents in the future. TPC is actively recruiting to replace this sales force. Also, sales were impacted due to the transitioning of resources to call center and online residential sales in preparation for transitioning to selling for the Company’s own alternative supplier. For TPC and the supplier, the cost of sales for a call center sale is approximately 30% less than door-to-door, and the cost of an online sale is approximately 40% less door-to-door.

Note that the response to this item is also consistent with the disclosure in the Company’s latest 10-Q for the period ended September 30, 2017.

United States Securities and Exchange Commission

Division of Corporation Finance

November 21. 2017

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

Scott C. Kline

cc: Premier Holding Corporation